MEMORANDUM
TO:	DeCarlo McLaren U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	January 29, 2020
SUBJECT:
Response to legal comments to the initial registration statements (each, as applicable, a “Registration Statement” and, collectively, the “Registration Statements”) filed on Form N-14 on December 19-20, 2019, as amended on December 23, 2019, relating to the following reorganizations:

File No.: 333-235584 – JNL/Nicholas Convertible Arbitrage Fund into JNL Conservative Allocation Fund, each a series of Jackson Variable Series Trust (“JVST”)

File No.: 333-235585 – JNL/Mellon S&P 1500 Value Index Fund, a series of JNL Series Trust (“JNLST”), into JNL/Mellon DowSM Index Fund, a series of JNL Variable Fund LLC (“JNLVF”)

File No.: 333-235586 – JNL/Mellon S&P 1500 Growth Index Fund, a series of JNLST, into JNL/Mellon Nasdaq® 100 Index Fund, a series of JNLVF

File No.: 333-235587 – JNL/FAMCO Flex Core Covered Call Fund, a series of JVST, into JNL/JPMorgan Hedged Equity Fund, a series of JNLST

File No.: 333-235588 – JNL/VanEck International Gold Fund, a series of JVST, into JNL/BlackRock Global Natural Resources Fund, a series of JNLST

File No.: 333-235613 – JNL/S&P Mid 3 Fund into JNL/Mellon S&P 400 MidCap Index Fund, each a series of JNLST

File No.: 333-235615 – JNL/Scout Unconstrained Bond Fund into JNL/PIMCO Income Fund, each a series of JNLST

File No.: 333-235616 – JNL/PPM America Value Equity Fund into JNL/Franklin Templeton Mutual Shares Fund, each a series of JNLST

File No.: 333-235617 – JNL/FPA + DoubleLine® Flexible Allocation Fund into JNL/JPMorgan Global Allocation Fund, each a series of JNLST

File No.: 333-235618 – JNL Institutional Alt 25 Fund into JNL Moderate Growth Allocation Fund, each a series of JNLST

This memorandum addresses legal comments received via telephone on January 21, 2020 from the U.S. Securities and Exchange Commission staff (the “Commission Staff”) regarding the Registration Statements.

The comments are repeated below in italics, with responses immediately following.  Capitalized terms used herein have the same meaning as in the Registration Statements.

A.	Global Comments
(Applicable to all file numbers listed above unless otherwise noted)

1.	Please respond in correspondence in advance of the definitive filings that the Registrants have removed the brackets and updated any missing information.

RESPONSE: The Registrants confirm that any missing or bracketed information will be included in the Registration Statements before the definitive filings.

2.
In the letter to contract owners, please confirm if the following sentence includes portfolio repositioning fees: “No sales charge, redemption fees, or other transaction fees will be imposed in the Reorganization.” If portfolio repositioning costs are not included, please include disclosure stating that they are not included.  Additionally, if there will be significant portfolio repositioning, please disclose the percentage of securities to be sold, who will bear the costs of repositioning, the cost of the repositioning in dollars and also as a percentage of the Acquired Fund’s net assets, and any tax impact of the repositioning.

RESPONSE: The Registrants have updated the disclosure and provided this information for all Reorganizations. Additionally, the Registrants have also added disclosure elsewhere in the Registration Statements relating to the percentage of the Acquired Fund that will be sold in connection with the Reorganization and the cost of the repositioning (both in dollars and as a percentage of the Acquired Fund’s net assets (in addition to the dollar amounts already included in the disclosure)).

3.
Please confirm supplementally that the fees and expenses reflected in the “Comparative Fee and Expense Tables” section, capitalization tables and pro forma financial narratives of each Registration Statement are current fees and expenses for each Fund in accordance with Item 3 of Form N-14.

RESPONSE: The Registrants confirm that the fees and expenses in the annual fund operating expenses table, capitalization tables, and pro forma financial narratives are the current fees and expenses in accordance with Item 3 of Form N-14.

4.
In the “Description of the Securities to be Issued” section of the proxy statement/prospectus, please explain the phrase “share pro rata” in plain English, as used in the following sentence: “Upon liquidation of the Acquiring Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.”

RESPONSE: The Registrants have updated the disclosure.

B.	Comment for 333-235587
(JNL/FAMCO Flex Core Covered Call Fund into JNL/JPMorgan Hedged Equity Fund)

1.	In the second bullet point on page 2 of the proxy statement/prospectus, please explain “‘enhanced index’ strategy” in plain English.

RESPONSE: The Registrant has updated the disclosure.

C.	Comment for 333-235616
(JNL/PPM America Value Equity Fund into JNL/Franklin Templeton Mutual Shares Fund)

1.
On page 25 of the proxy statement/prospectus, in the second paragraph under the table that lists the portfolio managers for the PPM Fund, please update, if accurate, the word “jointly” to “jointly and primarily” in the following sentence: “The following individuals are jointly responsible for the day-to-day management of the Acquiring Fund.”

RESPONSE: The Registrant has updated the disclosure.

Each Registrant understands that it is responsible for the accuracy or inaccuracy of its respective Registration Statement notwithstanding any action or inaction on the part of the Commission Staff.

It is the Registrants’ intention to respond fully to the Commission Staff’s comments and believes that the changes described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File